SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

__________________________________________

FORM 8-A/A

Post-Effective Amendment No. 1

For Registration of Certain Classes of Securities

Pursuant to Section 12(b) or (g) of the

Securities Exchange Act of 1934

SOTHEBY'S

(Exact name of registrant as specified in its charter)

Delaware (State of incorporation or organization)	38-2478409 (I.R.S. Employer Identification Number)

1334 York Avenue New York, New York (Address of principal executive offices)	10021 (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered

Common Stock, par value $0.01 per share	New York Stock Exchange

If this Form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  ☒

If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  ☐

Securities Act registration statement file number which this form relates: n/a (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

None

(Title of class)

EXPLANATORY NOTE

On June 30, 2006, Sotheby’s Holdings, Inc., a Michigan corporation, completed its reincorporation into the State of Delaware by merging into a wholly-owned Delaware subsidiary, Sotheby’s Delaware, Inc. The reincorporation and related proposals were approved by the shareholders of Sotheby’s Holdings, Inc. at the annual meeting of shareholders held on May 8, 2006. Sotheby’s Delaware, Inc. was renamed “Sotheby’s” upon completion of the merger. In the merger, each outstanding share of Sotheby’s Holdings, Inc. Class A Limited Voting Common Stock was converted into one share of Common Stock, par value $0.01 per share, of Sotheby’s, the surviving Delaware corporation.

As previously reported in the company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission (the “Commission”) on July 7, 2006, the Sotheby’s Common Stock is deemed to be registered under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by operation of Rule 12g-3(a) under the Exchange Act in connection with the consummation of the merger. As a result of the merger and for certain other purposes, the company is filing this Post-Effective Amendment No. 1 to amend and restate the description of securities contained in the original Form 8-A filed with the Commission on March 8, 1990.

Item 1. Description of Registrant’s Securities to be Registered.

Sotheby’s authorized capital stock consists of 200,000,000 shares of common stock, par value $0.01 per share, and 50,000,000 shares of preferred stock, par value $0.01 per share. The following description of Sotheby’s capital stock is a summary only. It does not purport to be complete and is subject to and qualified in its entirety by the provisions of the certificate of incorporation and by-laws of Sotheby’s and by applicable law.

Common Stock

Voting Rights. The holders of common stock are entitled to one vote for each share held on all matters to be voted upon by stockholders.

Dividend Rights. Holders of common stock are entitled to receive dividends ratably, if any, as may be declared from time to time by the board of directors of Sotheby’s out of legally available funds, subject to any preferential dividend rights applicable to any outstanding preferred stock that may be issued in the future.

Liquidation Rights. Upon the liquidation, dissolution or winding up of Sotheby’s, the holders of common stock are entitled to share ratably in all of the assets remaining after the payment of all debts and other liabilities, subject to the prior distribution rights of outstanding shares of preferred stock.

Other Rights. There are no preemptive, subscription or conversion rights applicable to the common stock.

The rights, preferences and privileges of holders of common stock are subject to the rights of the holders of shares of any class or series of preferred stock that may be designated and issued in the future.

Preferred Stock

Generally. The certificate of incorporation of Sotheby’s authorizes the board of directors, without stockholder action, to designate and issue up to 50,000,000 shares of preferred stock in one or more series and to designate the rights, preferences and limitations of all series, any or all of which may be superior to the rights of the common stock, including, by way of example and not of limitation:

•	The number of shares constituting the series,

•	The designation of the series,

•	The dividend rate of the series, if any,

•	Whether dividends, if any, will be cumulative or non-cumulative,

•	The relative rights of priority, if any, of payment of shares of a particular series,

•	The voting rights, if any, of the series holders, other than as may be required by law,

•

Whether shares of a series will be convertible into shares of any other class or series or any other security of the company or any other entity and, if so, the specifications of the other class or series or other security, and the terms and conditions upon which the conversion may be made, including conversion price;

•	The redemption rights and price or prices, if any, for series shares,

•	The terms and amounts of any sinking fund provided for the purchase or redemption of series shares,

•	The amounts payable on series shares if the company voluntarily or involuntarily liquidates, dissolves or the company’s affairs are wound-up, and

•	Restrictions on issuing shares of the same series or any other class or series.

Effect of Preferred Stock Issuance. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of the holders of common stock until the board of directors determines the specific rights of the holders of preferred stock. However, effects of the issuance of preferred stock could include:

•	restricting dividends on common stock,

•	diluting the voting power of the common stock,

•	impairing the liquidation rights of the common stock, and

•

making it more difficult for a third party to acquire Sotheby’s, which could have the effect of discouraging a third party from acquiring, or deterring a third party from paying a premium to acquire a majority of the outstanding voting stock of Sotheby’s.

Delaware Law and Provisions of the Certificate of Incorporation and By-Laws of Sotheby’s

Delaware Anti-Takeover Statute. Sotheby’s is subject to the provisions of Section 203 of the Delaware General Corporation Law (the “DGCL”). Subject to some exceptions, this law prohibits Sotheby’s from engaging in specified business combinations with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder, unless the business combination or the transaction in which the stockholder became an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder.

An “interested stockholder” is a person who, together with affiliates and associates, owns or within three years prior to the determination of interested stockholder status, did own, 15% or more of the company’s voting stock. The application of Section 203 could have the effect of delaying or preventing a change of control of the company.

No Cumulative Voting. Under the DGCL, stockholders are not entitled to the right to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. The certificate of incorporation of Sotheby’s does not provide for cumulative voting.

Stockholder Action by Written Consent; Calling of Special Stockholder Meetings. The DGCL permits stockholder action by written consent unless otherwise provided for in a corporation’s certificate of incorporation. Sotheby’s certificate of incorporation and by-laws preclude stockholder action by written consent. Subject to the rights that may exist with respect to any class or series of preferred stock, special meetings of stockholders may only be called by the Chairman of the Board, the President, the Bboard itself, or by a board committee expressly empowered to do so by the board.

Director Vacancies. Sotheby’s by-laws provide that any vacancy on the board, including as a result of a newly-created directorship, may be filled only by the board of directors.

Advance Notice Requirements for Stockholder Proposals and Director Nominations. Sotheby’s by-laws require that stockholders of record seeking to bring business before or nominate candidates for election as directors at the annual meeting of stockholders must provide timely written notice of such proposals or nominations to the Secretary of the company. Generally, to be timely, this notice must be received by the Secretary not later than the close of business on the 60th day nor earlier than the close of business on the 90th day before the first anniversary of the preceding year’s annual meeting of stockholders. The by-laws also specify the form and contents of stockholder notices.

Possible Effect of Described Certificate of Incorporation, By-Laws and Delaware Law Provisions. Sotheby’s certificate of incorporation and by-laws and provisions of the DGCL may have the effect of delaying, deterring or preventing a change in control of the company, may discourage bids for common stock at a premium over the market price and may adversely affect the market price, and the voting and other rights of the holders, of Sotheby’s common stock.

Limitations on Liability and Indemnification of Directors and Officers

Pursuant to the DGCL, a corporation may choose to limit or eliminate the personal liability of directors to the corporation and its stockholders for monetary damages for breaches of directors’ fiduciary duties. Sotheby’s certificate of incorporation contains a provision eliminating the personal liability of directors to the company or its stockholders for monetary damages for breaches of directors’ fiduciary duties, except to the extent prohibited by the DGCL.

Subject to certain limitations, Sotheby’s certificate of incorporation and by-laws provide that the company must indemnify and advance expenses to directors or executive officers of the company to the fullest extent permitted by Delaware law. If authorized by the board, Sotheby’s may also indemnify and advance expenses to employees or agents of the company for certain liabilities.

In addition, Sotheby’s by-laws authorize the company to purchase and maintain insurance for directors, officers, employees and agents that, under certain circumstances, would cover alleged violations of the DGCL. Sotheby’s currently maintains such insurance for directors and officers.

Item 2. Exhibits.

Exhibit Number	Description

3.1

Certificate of Incorporation of Sotheby’s, as amended through June 30, 2006 (incorporated by reference to Exhibit 3.1 to the Sotheby’s Current Report on Form 8-K filed with the Commission on July 7, 2006).

3.2	By-Laws of Sotheby’s, adopted as of March 31, 2006 (incorporated by reference to Exhibit 3.2 to the Sotheby’s Current Report on Form 8-K filed with the Commission on July 7, 2006).

4.1	Specimen Common Stock Certificate of Sotheby’s.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

SOTHEBY'S, a Delaware corporation

By:	/s/ Donaldson C. Pillsbury
Donaldson C. Pillsbury, Executive Vice President, Worldwide General Counsel and Secretary

Date: November 21, 2006

Exhibit Index

Exhibit Number	Description

3.1

Certificate of Incorporation of Sotheby’s, as amended through June 30, 2006 (incorporated by reference to Exhibit 3.1 to the Sotheby’s Current Report on Form 8-K filed with the Commission on July 7, 2006).

3.2	By-Laws of Sotheby’s, adopted as of March 31, 2006 (incorporated by reference to Exhibit 3.2 to the Sotheby’s Current Report on Form 8-K filed with the Commission on July 7, 2006).

4.1	Specimen Common Stock Certificate of Sotheby’s.